                                                                       EXHIBIT J

                           THIRD AMENDED AND RESTATED
                              EMPLOYMENT AGREEMENT

     AGREEMENT dated as of October 16, 1996, between Innotech, Inc., a corporation organized under the laws of the State of Delaware ("Employer"), and Steven A. Bennington ("Executive").

                                R E C I T A L S:

     WHEREAS, Employer and Executive entered into an Employment Agreement dated July 1, 1992 (the "July Agreement");

     WHEREAS, the July Agreement was amended and restated by the Amended and Restated Employment Agreement dated as of December 15, 1992 (the "December Agreement");

     WHEREAS, the December Agreement was amended and restated by the Second Amended and Restated Employment Agreement dated as of October 2, 1995 (the "October Agreement");

     WHEREAS, Employer and Executive desire to amend the October Agreement to further modify the terms of Executive's employment by Employer; and

     WHEREAS, Executive desires to continue employment with Employer and Employer desires to continue to retain the services of Executive on the terms and conditions hereafter set forth.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants set forth herein and for other good and valuable consideration, Employer and Executive hereby agree that this Third Amended and Restated Employment Agreement (the "Agreement") amends, restates and is in complete substitution of the October Agreement and further agree as follows:

     1. Employment.

          1.1. General. Employer hereby employs Executive in the capacity of President and Chief Operating Officer. Executive hereby accepts such employment, upon the terms and subject to the conditions herein contained.

          1.2. Duties. During the Employment Period (as defined in Section 3.1 hereof), Executive will be responsible for the day-to-day operations of Employer, including but not limited to financial, sales and marketing and manufacturing, and performing such other duties as may from time to time be assigned to or requested of Executive by Employer's Chairman of the Board of Directors (the "Chairman"), and/or Board of Directors (the "Board"). Executive shall use his reasonable efforts to perform faithfully and effectively such responsibilities. Executive shall conduct all of his activities in a manner so as to maintain and promote the business and reputation of Employer.

          1.3. Full-Time Position. Executive, during the Employment Period, will devote all of his business time, attention and skills to the business and affairs of Employer.

          1.4. Location of Employment. Executive's place of employment during the Employment Period shall be in Roanoke, Virginia or at any location as Employer may from time to time move its principal offices. Notwithstanding anything to the contrary herein, in the event Employer requires Executive to relocate to a location outside of the metropolitan Roanoke area and Executive fails to so relocate, such failure shall not be grounds for termination by Employer for Cause (as defined in Section 3.2.3 hereof).

     2. Compensation and Benefits.

          2.1. Salary. Effective August 14, 1996, Employer will pay to Executive, and Executive will accept, as full compensation for any and all services rendered and to be rendered by him during the Employment Period to Employer in all capacities, (i) a base salary at the annual rate of $175,000, or at such increased rate as the Board, in its sole discretion, may hereafter from time to time grant to Executive ("Base

     Salary"), payable in accordance with the regular payroll practices of Employer, and (ii) the additional benefits hereinafter set forth in this
     Section 2.

          2.2. Additional Compensation. Executive shall be entitled to participate in Employer's Management Incentive Compensation Plan (the "MICP") and shall be entitled to awards granted pursuant to the terms thereof as determined by the Board. Executive, at his election, shall be entitled to an advance of up to $7,500 against the MICP for 1996 (the "MICP Advance"), provided, that, Executive shall repay, without interest, the difference between the amount of any MICP Advance and the actual bonus earned under the MICP for 1996 in the event that the MICP Advance shall exceed the actual bonus earned. Executive's target award for MICP plan years 1997 and 1998 shall be not less than 40% of Executive's then Base Salary for the applicable plan year.

          2.3. Executive Benefits.

          2.3.1. Expenses. Employer will reimburse Executive for expenses he reasonably incurs in connection with the performance of his duties (including business travel and entertainment expenses), all in accordance with Employer's policies with respect thereto.

          2.3.2. Employer Plans. Executive will be entitled to participate in such employee benefit plans and programs as Employer may from time to time offer or provide to executive officers of Employer, including, but not limited to, participation in life insurance, health and accident and medical plans and programs.

          2.3.3. Life Insurance. During the Employment Period, Employer shall pay all premiums on a term life insurance policy on the life of Executive having a face value of $1,000,000, and Executive shall be entitled to name the beneficiaries of such policy; provided, that, in lieu of the foregoing, Executive may elect to have Employer pay all premiums on a disability policy with respect to Executive in an amount not greater than the premiums Employer would have paid on such life insurance policy.

          2.3.4. Vacation. During the Employment Period, Executive shall be entitled to two weeks vacation for each twelve (12) month period Executive is employed by Employer, as shall be approved by the Chairman. Executive shall be able to accrue vacation days from year to year in accordance with Employer's published policies.

          2.3.5. Outplacement. Upon termination of the Employment Period, Employer shall provide and pay for such outplacement services for Executive as Executive shall select. Employer shall not be required to pay in excess of $5,000 for such outplacement services.

     3. Employment Period; Termination.

          3.1. Employment Period. For purposes of this Agreement, Executive's employment by Employer commenced on August 14, 1996 and will continue until August 13, 1998 (the "Initial Period"). Thereafter, it will continue for successive one-year periods commencing August 14 of each subsequent year following the Initial Period (the Initial Period together with any subsequent employment period being referred to herein as the "Employment Period"); provided, however, that either party may elect to terminate this Employment Agreement as of August 13, 1998, or as of any subsequent August 13 (a "Renewal Termination Date"), by written notice to such effect delivered by the other party at least 90 days prior to such Renewal Termination Date. The election of Employer or Executive to terminate this Agreement as of August 13, 1998, or as of any Renewal Termination Date, as provided in this Section 3.1 shall not be deemed to be termination by Employer under Sections 3.2.3, 3.2.4 or 3.2.5 hereof or by Executive under
     Section 3.2.6 hereof, and in such event, Executive shall only be entitled to Base Salary through the Renewal Termination Date and a pro-rata portion of any amounts Executive would be entitled to under the MICP.

          3.2. Events of Termination. The Employment Period will terminate upon the occurrence of any one or more of the following events:

             3.2.1. Death. In the event of Executive's death, the Employment Period will terminate on the date of death.

             3.2.2. Disability. In the event of Executive's Disability (as hereinafter defined), Employer will have the option to terminate the Employment Period by giving a Notice of Termination to Executive. The Notice of Termination shall specify the date of termination, which date shall not be earlier than thirty (30) days after the Notice of Termination is given. For purposes of this Employment Agreement, "Disability" means the inability of Executive to substantially perform his duties hereunder for 90 days out of 180 consecutive days as a result of a physical or mental illness, all as determined in good faith by the Board.

             3.2.3. Termination by Employer for Cause. Employer may, at its option, terminate the Employment Period for "Cause" based on objective factors determined in good faith by a majority of the Board as set forth in a Notice of Termination to Executive specifying the reasons for termination and the failure of Executive to cure same within ten (10) days of his receiving the Notice of Termination; provided, that in the event the Board in good faith determines that the underlying reasons giving rise to such determination cannot be cured, then said cure period shall not apply, and the Employment Period shall terminate on the date of Executive's receipt of the Notice of Termination (the "Termination Date"). "Cause" shall mean (i) Executive's conviction of, guilty plea to, or confession of guilt of, a felony, (ii) disloyal, dishonest or illegal conduct or intentional misconduct or malfeasance by Executive in the performance of services for or on behalf of Employer, or other conduct materially detrimental to the business, operations or reputation of Employer, regardless of whether such conduct is within the scope of Executive's duties, (iii) failure by Executive to substantially perform his duties, as assigned to him by the Chairman, President or the Board from time to time, (iv) violation by Executive of the covenants set forth in this Agreement, (v) the filing by or against Executive of any bankruptcy, insolvency or reorganization proceeding, (vi) except as may be permitted herein, disclosure of Confidential Information (as hereinafter defined) without the prior written consent of Employer, or
        (vii) failure to assign to Employer Inventions (as hereinafter defined) as may be required herein.

             3.2.4. Without Cause By Employer. Employer may, at its option, terminate the Employment Period for any reason whatsoever (other than for the reasons set forth above in this Section 3.2) by giving a Notice of Termination to Executive, and the Termination Date shall be the later of the date the Notice of Termination is given or the date set forth in such Notice of Termination.

             3.2.5. Employer's Material Breach. Executive may, at his option, terminate the Employment Period upon Employer's material breach of this Employment Agreement and the continuation of such breach for more than thirty (30) days after written demand for cure of said breach is given to Employer by Executive (which demand will identify the manner in which Employer has materially breached this Employment Agreement). In the event of a termination under this Section 3.2.5, the Termination Date shall mean the 31st day after written demand for cure is given by Executive to Employer. Employer's "Material Breach" of this Employment Agreement shall mean (i) the failure of Employer to pay Base Salary or additional compensation hereunder in accordance with this Agreement or
        (ii) the assignment to Executive without Executive's consent of duties substantially inconsistent with his duties as set forth in Section 1.2 hereof.

             3.2.6. Without Cause By Executive. Executive may terminate the Employment Period for any reason whatsoever by giving a Notice of Termination to Employer. The Termination Date pursuant to this Section
        3.2.6 shall be the earlier of (i) the date, following the date of the Notice of Termination, upon which a suitable replacement for Executive is found by Employer, or (ii) 60 days after the date of receipt by Employer of the Notice of Termination.

          3.3. Certain Obligations of Employer Following Termination of the Employment Period. Following termination of the Employment Period under the circumstances described below, Employer will pay to Executive in accordance with its regular payroll practices the following compensation and provide the following benefits in full satisfaction and final settlement of any and all claims and demands that Executive now has or hereafter may have hereunder against Employer:

             3.3.1. Death; Disability. In the event that the Employment Period is terminated by reason of Executive's death or for Disability, Executive or his estate, as the case may be, shall be entitled to the following payments:

                (i) Base Salary through the date of death or the date of termination as specified in the Notice of Termination in the event of Disability;

                (ii) A pro-rata portion of any amounts Executive would be entitled to under the MICP, if any, accrued on or prior to the date of death or the date of termination as specified in the Notice of Termination in the event of Disability; and

                (iii) Employer shall pay to Executive or his estate, as the case may be, the amounts and shall provide all benefits generally available under the employee benefit plans, and the policies and practices of Employer, determined in accordance with the applicable terms and provisions of such plans, policies and practices, in each case, as accrued to the date of termination as specified in the Notice of Termination in the event of Disability or otherwise payable as a consequence of Executive's death or Disability.

             3.3.2. Without Cause by Employer; Material Breach by Employer. In the event that the Employment Period is terminated by Employer pursuant to Section 3.2.4 hereof or by Executive pursuant to Section 3.2.5 hereof, Executive shall be entitled to the following payments:

                (i) Base Salary through the Termination Date;

                (ii) a pro-rata portion of any amounts Executive would be entitled to under the MICP, if any, accrued on or prior to the Termination Date; and

                (iii) continuing payments of Base Salary, payable in accordance with regular payroll practices of Employer, for the greater of: [X] twelve (12) months or [Y] the remaining portion of the Employment Period, as it may be extended as provided in Section 3.1 hereof.

             3.3.3. Termination by Executive Without Cause or by Employer for Cause. In the event the Employment Period as terminated by Executive pursuant to 3.2.6 hereof or by Employer pursuant to Section 3.2.3 hereof, Executive shall be entitled to no further compensation or other benefits under this Agreement except as to that portion of any unpaid Base Salary and other benefits accrued and earned by him hereunder up to and including the effective date of such termination. Executive shall not be entitled to receive any additional compensation pursuant to the MICP, except that Executive shall be entitled to receive any amounts earned but not yet paid under the MICP in respect of any fiscal year prior to the year of termination and other benefits, if any, in accordance with other applicable plans and policies of Employer.

          3.4. Nature of Payments. All amounts to be paid by Employer to Executive pursuant to Section 3.3 hereof are considered by the parties to be severance payments. In the event such payments are treated as damages, it is expressly acknowledged by the parties that damages to Executive for termination of employment would be difficult to ascertain and the above amounts are reasonable estimates thereof. Upon termination of the Employment Period pursuant to Sections 3.2.2 through 3.2.6 hereof, inclusive, Executive will be released from any duties and obligations hereunder (except the duties and obligations set forth in Sections 4, 6.11 and 6.12 hereof) and the obligations of Employer to Executive will be as set forth in Section 3.3 hereof.

     4. Confidentiality; Nonsolicitation; Non-Compete.

          4.1. Confidential Information Defined. Confidential Information means any and all information (oral or written) relating to Employer or any person controlling, controlled by, or under common control with Employer or any of their respective activities, including, but not limited to, information relating to: technology, patents, patent applications, know how, secret processes, research, test procedures and results, machinery and equipment; manufacturing processes; financial information; products; identity and description of materials and services used; purchasing; costs; pricing; customers and prospects; advertising, promotion and marketing; and selling, servicing and information pertaining to any governmental investigation, except such information which can be shown by Executive to be generally in the public domain (such information not being deemed to be in the public domain merely because it is embraced by more general information which is in the public domain), other than as a result of a breach of the provisions of Section 4.2 hereof.

          4.2. Nondisclosure of Confidential Information. Executive will not, at any time (other than as may be required or appropriate in connection with the performance by him of his duties hereunder) directly or indirectly, use, communicate, disclose or disseminate any Confidential Information in any manner whatsoever (except as may be required under legal process by subpoena or other court order; provided, that, Executive will take reasonable steps to give Employer sufficient prior written notice in order to contest such requirement or order).

          4.3. Certain Activities. Executive will not while employed by Employer and thereafter, directly or indirectly, hire, offer to hire, entice away or in any other manner persuade or attempt to persuade any officer, employee, agent, lessor, lessee, licensor, licensee, customer, prospective customer or supplier of Employer to discontinue or alter his or its relationship with Employer.

          4.4. Covenant Not to Compete. During the Employment Period and for a period of two years thereafter Executive will not directly or indirectly engage in competition with Employer by being associated with any competitor of Employer that sells or offers to sell any products or services which compete with the products or services offered or sold by Employer or being developed by Employer for sale; or induce or attempt to induce, directly or indirectly, any then current or potential customer of Employer to cease doing business, in whole or in part, with Employer or solicit business of any such customer for any products or services of any competitor of Employer which compete with the products or services offered or sold by Employer or being developed by Employer for sale. Notwithstanding the foregoing, in the event Executive's employment is terminated by Employer Without Cause or due to Employer's Material Breach, this Section 4.4 shall only apply to the products or services offered or sold by Employer that relate to its SurfaceCasting technology.

          4.5. Inventions. Any and all inventions, innovations or improvements ("Inventions") made, developed or created by Executive (whether at the request of Employer or otherwise, whether alone or in conjunction with others, and whether during regular hours of work or otherwise) during the Employment Period which may be useful in, or relate to, the business of Employer, shall be promptly and fully disclosed by Executive to the Board and shall be Employer's exclusive property as against Executive. Executive shall, at the request of Employer, and without any charge to Employer, but at Employer's sole cost and expense, execute any documents as may be necessary or advisable to obtain patents or copyrights for said Inventions and to vest title thereto in Employer.

          4.6. Injunctive Relief.  The parties hereby acknowledge and agree that
     (a) Employer will be irreparably injured in the event of a breach by Executive of any of his obligations under this Section 4; (b) monetary damages will not be an adequate remedy for any such breach; (c) Employer will be entitled to injunctive relief, in addition to any other remedy which it may have, in the event of any such breach, including, but not limited to, termination of the Employment Period for Cause; and (d) the existence of any claims which Executive may have against Employer, whether under this Agreement or otherwise, will not be a defense to the enforcement by Employer of any of its rights under this Section 4.

          4.7. Nonexclusivity and Survival. The covenants of Executive contained in this Section 4 are in addition to, and not in lieu of, any obligations which Executive may have with respect to the subject matter hereof, whether by contract, as a matter of law or otherwise, and such covenants and their enforceability will survive any termination of the Employment Period by either party and any investigation made with respect to the breach thereof by Employer at any time.

     5. Stock Option. Concurrently with the execution and delivery of this Agreement, Employer and Executive have executed and delivered the stock option agreements in the form annexed hereto as Exhibit A and Exhibit B.

     6. Miscellaneous Provisions.

          6.1. Severability. If in any jurisdiction any term or provision hereof is determined to be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (c) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

          6.2. Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Agreement shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

          6.3. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, or when delivered if mailed by registered or certified mail or private courier service, postage prepaid, return receipt requested or via facsimile (with written confirmation of receipt) as follows:

        If to Employer, to:

          Innotech, Inc.
           5568 Airport Road
           Roanoke, VA 24012
           Attention: Chairman
           Telecopy No.: (540) 366-5177

        Copy to:

          Joel D. Zychick, Esq.
           c/o Hertzog, Calamari & Gleason
           100 Park Avenue
           New York, NY 10017
           Telecopy No.: (212) 213-1199

        If to Executive, to:

          Steven A. Bennington
           1574 Strawberry Mountain Drive
           Roanoke, VA 24018

        or to such other address(es) as a party hereto shall have designated by like notice to the other parties hereto.

          6.4. Amendment. No provision of this Agreement may be modified, amended, waived or discharged in any manner except by a written instrument executed by Employer and Executive.

          6.5. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties hereto, oral or written, with respect to the subject matter hereof.

          6.6. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be wholly performed therein without regard to its conflicts or choice of law provisions.

          6.7. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

          6.8. Binding Effect; Successors and Assigns. Executive may not delegate his duties or assign his rights hereunder. This Agreement will inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

          6.9. Waiver, etc. The failure of either of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of either of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

          6.10. Capacity, etc. Executive and Employer hereby represent and warrant to the other that: (a) he or it has full power, authority and capacity to execute and deliver this Agreement, and to perform his or its obligations hereunder; (b) such execution, delivery and performance will not (and with the giving of notice or lapse of time or both would not) result in the breach of any agreements or other obligations to which he or it is a party or he or it is otherwise bound; and (c) this Agreement is his or its valid and binding obligation in accordance with its terms.

          6.11. Enforcement. If any party institutes legal action to enforce or interpret the terms and conditions of this Agreement, the prevailing party shall be awarded reasonable attorneys' fees at all trial and appellate levels, and the expenses and costs incurred by such prevailing party in connection therewith. Venue for any such action shall exclusively be Roanoke, Virginia.

        6.12. Arbitration.

             (a) Any dispute under Section 3 hereof, including but not limited to the determination by the Board of a termination for Cause pursuant to
        Section 3.2.3 hereof or in respect of the breach thereof will be settled by arbitration in Roanoke, Virginia. The arbitration will be accomplished in the following manner. Either party may serve upon the other party written demand that the dispute, specifying the nature thereof, shall be submitted to arbitration. Within ten (10) days after the service of such demand, each of the parties will designate an arbitrator and serve written notice of such appointment upon the other party. If either party fails within the specified time to appoint such arbitrator, the other party will be entitled to appoint both arbitrators. The two (2) arbitrators so appointed will appoint a third arbitrator.

             (b) The decision of the arbitrators will be final and binding upon the parties. The arbitration will be conducted, to the extent consistent with this Section 6.12, in accordance with the then prevailing rules of commercial arbitration of the American Arbitration Association or its successor.

     IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the first date written above.

                                          INNOTECH, INC.

                                          By:       /s/ RONALD D. BLUM
                                            ------------------------------------
                                            Ronald D. Blum
                                            Chairman and Chief
                                            Executive Officer

                                               /s/ STEVEN A. BENNINGTON
                                          --------------------------------------
                                                   Steven A. Bennington